EXHIBIT 11

EXPERT CONSENT

March 23, 2009

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: International Royalty Corporation

This letter is being filed as the consent of Dr. Neal Rigby, CEng., MIMMM, PhD, SRK Consulting (U.S.) Inc. to being named in the Annual Information Form of International Royalty Corporation (the “Company”) dated March 23, 2009 and to the inclusion by reference to the report prepared by me entitled “NI 43-101 Technical Report, Las Cruces Project Royalty, Sevilla Province, Spain” dated February 5, 2008 (the “Report”) and of extracts from or a summary of the Report in the written disclosure contained in the Annual Form 40-F or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Report and extracts from or a summary of the Report contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Report, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, to be filed on March 23, 2009.

Sincerely,

/s/ Neal Rigby

Dr. Neal Rigby, CEng., MIMMM, PhD

SRK Consulting (U.S.) Inc.

Location: Lakewood, Colorado

Date: March 23, 2009